UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IMH Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Juniper Capital Partners, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Mr. Jay Wolf

(310) 633-2365

Copy to:

C. David Lee, Esq.

Munger, Tolles & Olson LLP

350 South Grand Ave.

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,352 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock issuable upon (i) conversion of 1,296,352 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.
(2)	The percentage reflected above is based on (i) 16,253,426 shares of Common Stock outstanding as of November 20, 2017 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 20, 2017, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON JCP Realty Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,308,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,308,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock, issuable upon conversion of 1,308,500 shares of Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock).
(2)	The percentage reflected above is based on (i) 16,253,426 shares of Common Stock outstanding as of November 20, 2017 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 20, 2017, plus (ii) 1,308,500 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON Juniper Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,604,852 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,604,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,604,852 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock, issuable upon (i) conversion of 2,604,852 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.
(2)	The percentage reflected above is based on (i) 16,253,426 shares of Common Stock outstanding as of November 20, 2017 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 20, 2017, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC, plus (iv) 1,308,500 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

13D	Page 5 of 8 Pages

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 26, 2014, as amended and supplemented on December 22, 2017 (this “Schedule 13D”) by Juniper NVM, LLC, a Delaware limited liability company (“Juniper NVM”), and certain other reporting persons, with respect to the common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

Amendment and Restatement of Certificate of Designation and Investors’ Rights Agreement

On February 9, 2018, in connection with the issuance by the Issuer to JPMorgan Chase Funding Inc. (“JPM Funding”) of Series B-3 Cumulative Convertible Preferred Stock (the “B-3 Preferred Shares”), the Issuer filed the Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock and Series B-3 Cumulative Convertible Preferred Stock (the “Restated Certificate”). The Restated Certificate, which governs the rights and preferences of the Series B-1 Cumulative Convertible Preferred Stock of the Issuer (the “B-1 Preferred Shares”) held by JCP Realty Partners, LLC (“JCP Realty Partners”) and Juniper NVM (together with JCP Realty Partners, the “Juniper Entities”), effected certain amendments primarily to establish the rights and preferences of the B-3 Preferred Shares. In addition, in connection with the issuance of the B-3 Preferred Shares, the Issuer, JPM Funding and the Juniper Entities entered into an Amended and Restated Investors’ Rights Agreement (the “Restated Rights Agreement”), primarily to include the Common Stock issuable upon conversion of the B-3 Preferred Shares in the registration rights thereunder, which are applicable to the Common Stock issuable upon conversion of the B-1 Preferred Shares and the Issuer’s Series B-2 Cumulative Convertible Preferred Stock (the “B-2 Preferred Shares”, and together with the B-1 Preferred Shares and the B-3 Preferred Shares, the “Series B Preferred Stock”).

Investment Agreement

On April 11, 2017, the Issuer, JPM Funding and the Juniper Entities entered into an Investment Agreement (the “Series B Investment Agreement”). On February 9, 2018, the Series B Investment Agreement was amended and restated in its entirety in connection with the issuance of the B-3 Preferred Shares (the “Restated Investment Agreement”). Pursuant to the Restated Investment Agreement, the Issuer agreed to take all commercially reasonable actions as are reasonably necessary for the Issuer to be eligible to rely on the exemption (the “Real Estate Exemption”) provided by Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and to remain eligible to rely on such exemption at all times thereafter. The Issuer agreed not to take any action, the result of which would reasonably be expected to cause the Issuer to become ineligible for the Real Estate Exemption without the prior written consent of JPM Funding and the Juniper Entities. Furthermore, pursuant to the Restated Investment Agreement, until such time as JPM Funding determines in its sole discretion that JPM Funding could not be deemed to be an affiliate of the Issuer for purposes of the Bank Holding Company Act of 1956, as amended (such act, the “BHCA” and such an affiliate, a “BHCA Affiliate”), the Issuer shall not, and shall not allow its BHCA Affiliates to, engage in proprietary trading and certain other activities prohibited under Section 13 of the BHCA and the rules and regulations adopted thereunder, as amended. In the event that the Issuer violates any of the foregoing covenants, and that violation is not cured within 60 days of the violation, JPM Funding has (and if JPM Funding exercises, the Juniper Entities have) the right to demand that the Issuer purchase all of their shares of Series B Preferred Stock at the Required Redemption Price as set forth in the Restated Certificate.

The Restated Investment Agreement also provides that in the event of modification of the parity between the B-1 Preferred Shares and B-2 Preferred Shares that existed pursuant to the terms of the Certificate of Designation of the Issuer’s Series B Cumulative Convertible Preferred Stock in effect as of April 10, 2017 in a manner that is adverse to either Juniper Entity or JPM Funding, then: (a) the other parties to the Restated Investment Agreement shall reasonably cooperate with the adversely affected party to attempt to restore or otherwise accomplish such parity; and (b) if, after reasonably cooperating, the parties are unable to restore or otherwise accomplish such parity, then the Issuer shall indemnify such adversely affected party for the damages and other losses (including diminution in value) suffered by such party from such absence of parity, and such indemnification shall be such party’s sole remedy with respect to such inability to restore or otherwise accomplish parity unless the Issuer is unable to restore or otherwise accomplish such parity in full.

13D	Page 6 of 8 Pages

The Restated Certificate, the Restated Rights Agreement and the Restated Investment Agreement are filed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. The summary contained herein of each such agreement is qualified in its entirety by reference to the full text of each such agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock and Series B-3 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s Current Report on Form 8-K on February 12, 2018).

Exhibit 2	Amended and Restated Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and JPMorgan Chase Funding Inc., dated as of February 9, 2018 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K on February 12, 2018).

Exhibit 3	Amended and Restated Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC, dated as of February 9, 2018 (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K on February 12, 2018).

13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018

JUNIPER NVM, LLC By: Juniper Capital Partners, LLC Its: Sole Member
By:	/s/ Jay Wolf
Name: Jay Wolf Title: Authorized Signatory

JCP REALTY PARTNERS, LLC
By:	/s/ Jay Wolf
Name: Jay Wolf Title: Authorized Signatory

JUNIPER CAPITAL PARTNERS, LLC
By:	/s/ Jay Wolf
Name: Jay Wolf Title: Authorized Signatory

13D	Page 8 of 8 Pages

Exhibit Index

Exhibit 1	Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock and Series B-3 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s Current Report on Form 8-K on February 12, 2018).

Exhibit 2	Amended and Restated Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and JPMorgan Chase Funding Inc., dated as of February 9, 2018 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K on February 12, 2018).

Exhibit 3	Amended and Restated Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC, dated as of February 9, 2018 (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K on February 12, 2018).